Registration Statement No. 333-173924
Filed Pursuant to Rule 424(b)(2)

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated October 1, 2012
Pricing Supplement to the Prospectus dated June 22, 2011 and the Prospectus Supplement dated June 22, 2011
US$    ●
Senior Medium-Term Notes, Series B
Contingent Coupon Barrier Notes due October 31, 2014
Linked to the Market Vectors® Gold Miners ETF

•
The notes are designed for investors who seek fixed contingent payments equal to the Contingent Coupon (as defined below) if the closing price of the Market Vectors® Gold Miners ETF (the “Fund”) is equal to or greater than the Coupon Barrier (as defined below) on each quarterly Observation Date.  At maturity, investors will lose 1% of their principal amount for each 1% that the closing price of the Fund decreases, if that decrease as of the final Observation Date exceeds 20% of its price on the pricing date.

•	An investor in the notes may lose the entire principal amount of the notes at maturity.

•
The notes will pay a Contingent Coupon on each quarterly Coupon Payment Date equal to 2.55% of the principal amount ($25.50 per $1,000 in principal amount) if the closing price of the Fund on the applicable Observation Date is equal to or greater than the Coupon Barrier (which is equal to 80% of the Initial Price). Accordingly, the maximum return on the notes will be 10.20% per annum, or $204 per $1,000 in principal amount during the term of the notes.  However, if the closing price of the Fund is less than the Coupon Barrier on an Observation Date, the notes will not pay the Contingent Coupon for that Observation Date.

•
On the final Observation Date, if the Final Price is less than 80% of the Initial Price, investors will lose 1% of their principal amount for each 1% that the Final Price decreases from the Initial Price.

•	Except for the applicable Contingent Coupon, if payable, the payment on the notes at maturity will not exceed the principal amount.

•	The Contingent Coupon payments and the payment at maturity, if any, are subject to the credit risk of Bank of Montreal.

•	The offering is expected to price on October 26, 2012, and the notes are expected to settle on or about October 31, 2012.

•	The notes are scheduled to mature on October 31, 2014.

•	The notes will be issued in minimum denominations of $1,000 and integral multiples of $1,000.

•	The CUSIP number of the notes is 06366RHT5.

•	Our subsidiary, BMO Capital Markets Corp. (“BMOCM”), is the agent for this offering. See “Supplemental Plan of Distribution—(Conflicts of Interests)” below.

 Investing in the notes involves risks, including those described in the “Risk Factors” section beginning on page PS-6 of this pricing supplement, and “Risk Factors” beginning on page S-3 of the prospectus supplement and on page 7 of the prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the accuracy of this pricing supplement, the prospectus supplement or the prospectus.  Any representation to the contrary is a criminal offense.
The notes will be our unsecured obligations and will not be savings accounts or deposits that are insured by the United States Federal Deposit Insurance Corporation, the Bank Insurance Fund, the Canada Deposit Insurance Corporation or any other governmental agency or instrumentality or other entity.

	Price to Public(1)	Agent’s Commission(1)	Proceeds to Bank of Montreal

Per Note	US$1,000	US$ ●	US$ ●

Total	US$ ●	US$ ●	US$ ●

(1)       In addition to the agent’s commission, the price to the public specified above is expected to include the profit that we would recognize earned by hedging our exposure under the notes. The actual agent’s commission will be set forth in the final pricing supplement.

BMO CAPITAL MARKETS

Key Terms of the Notes:

Fund:
The Market Vectors® Gold Miners ETF, which is an exchange traded fund that trades on NYSE Arca under the ticker symbol “GDX”.  See the section below entitled “The Fund” for additional information about the Fund.

Contingent Coupon:
The notes will pay a Contingent Coupon on each quarterly Coupon Payment Date equal to 2.55% of the principal amount ($25.50 per $1,000 in principal amount) if the closing price of the Fund is equal to or greater than the Coupon Barrier on the applicable Observation Date.  However, the Contingent Coupon payments on the notes are not guaranteed.  If the closing price of the Fund is less than the Coupon Barrier on any Observation Date, we will not pay you the Contingent Coupon on the corresponding Coupon Payment Date.

Payment at Maturity:
We will pay you at maturity a cash payment per $1,000 in principal amount of the notes (the “Payment at Maturity”) based on the Final Price, determined on the final Observation Date, and calculated as follows:

• If the Final Price is greater than or equal to the Trigger Price on the final Observation Date, the Payment at Maturity will be $1,000 plus the Contingent Coupon otherwise due as described above.

•  If the Final Price is less than the Trigger Price on the final Observation Date, the Payment at Maturity will be less than the principal amount, resulting in a loss that is proportionate to the decrease in the price of the Fund from the pricing date to the final Observation Date, calculated as follows:

$1,000 + ($1,000 x Percentage Change)

Percentage Change:	The Percentage Change will be calculated as follows (and expressed as a percentage): Final Price – Initial Price Initial Price

Initial Price:	The closing price of the Fund on the pricing date.

Final Price:	The closing price of the Fund on the final Observation Date.

Coupon Barrier:	80% of the Initial Price, to be determined on the pricing date.

Trigger Price:	80% of the Initial Price, to be determined on the pricing date.

Pricing Date:	On or about October 26, 2012

Settlement Date:	On or about October 31, 2012, as determined on the pricing date.

Maturity Date:	On or about October 31, 2014, as determined on the pricing date.

Expected Observation Dates and Coupon Payment Dates:	Observation Date:	Coupon Payment Date:
	January 28, 2013	January 31, 2013

	April 25, 2013	April 30, 2013

	July 26, 2013	July 31, 2013

	October 28, 2013	October 31, 2013

	January 28, 2014	January 31, 2014

	April 25, 2014	April 30, 2014

	July 28, 2014	July 31, 2014

	October 28, 2014*	October 31, 2014

* This is the final Observation Date, on which the Final Price will be determined.

Automatic Redemption:	Not applicable.

Calculation Agent:	BMO Capital Markets Corp.

Selling Agent:	BMO Capital Markets Corp.

The pricing date and the settlement date are subject to change.  The actual pricing date, settlement date, Observation Dates, Coupon Payment Dates and the maturity date for the notes will be set forth in the final pricing supplement.

We may use this pricing supplement in the initial sale of notes. In addition, BMO Capital Markets Corp. or another of our affiliates may use this pricing supplement in market-making transactions in any notes after their initial sale. Unless our agent or we inform you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

Examples of the Hypothetical Payment at Maturity

The following examples are provided for illustration purposes only and are hypothetical; they do not purport to be representative of every possible scenario of increases or decreases in the price of the Fund. The following hypothetical examples illustrate (a) the payment you would receive on the maturity date, if any, and (b) the Contingent Coupons that you would receive, if you purchased $1,000 in principal amount of the notes.  These examples assume a hypothetical Initial Price of 55.00, a hypothetical Coupon Barrier of 44.00, and a hypothetical Trigger Price of 44.00.

Example 1: The closing price of the Fund is equal to or greater than the Coupon Barrier on each Observation Date during the term of the notes and the Final Price is greater than the Trigger Price on the final Observation Date.

In this hypothetical scenario, the closing price of the Fund was at or above the Coupon Barrier on each Observation Date, so you would be entitled to receive the Contingent Coupon on each Coupon Payment Date. The Final Price was above the Trigger Price on the final Observation Date, so you would receive a payment at maturity equal to the principal amount, subject to our credit risk.

The following chart summarizes the payments that would be made per $1,000 in principal amount of the notes:

Observation Date	The Closing Price of the Fund on the Applicable Observation Date	Contingent Coupon Payment	Payment at Maturity

1	52.00	$25.50	-
2	52.50	$25.50	-
3	44.50	$25.50	-
4	47.00	$25.50	-
5	49.00	$25.50	-
6	48.00	$25.50	-
7	48.00	$25.50	-
8	59.00	$25.50	$1,000.00
	TOTAL	$204.00	$1,000.00

Assuming an original investment of $1,000, you would have received a payment at maturity of $1,000, together with Contingent Coupons totaling $204over the term of the notes, for a total payment of $1,204.

Example 2: The closing price of the Fund is below the Coupon Barrier on the fourth Observation Date, resulting in no Contingent Coupon being paid on the corresponding Coupon Payment Date. The Final Price is below the Initial Price but slightly above the Trigger Price on the final Observation Date.

In this hypothetical scenario, you would receive a coupon on each Coupon Payment Date except for the fourth Coupon Payment Date, which was not paid because the closing price of the Fund was below the Coupon Barrier on the fourth Observation Date. The Final Price was lower than the Initial Price but greater than the Trigger Price on the final Observation Date.

The following chart summarizes the payments that would be made per $1,000 in principal amount of the notes.

Observation Date	The Closing Price of the Fund on the Applicable Observation Date	Contingent Coupon Payment	Payment at Maturity

1	54.50	$25.50	-
2	49.00	$25.50	-
3	45.00	$25.50	-
4	40.00	-	-
5	44.25	$25.50	-
6	50.00	$25.50	-
7	48.50	$25.50	-
8	45.00	$25.50	$1,000.00
	TOTAL	$178.50	$1,000.00

Assuming an original investment of $1,000, you would have received a payment at maturity of $1,000, together with Contingent Coupons totaling $178.50 over the term of the notes, for a total payment of $1,178.50.

Example 3: The price of the Fund declines significantly over the term of the notes. The closing price of the Fund is equal to or greater than the Coupon Barrier on the first and fifth Observation Dates only and below the Coupon Barrier on all other Observation Dates. The Final Price was below the Trigger Price on the final Observation Date.

In this hypothetical scenario, you would receive only two Contingent Coupons (on the first and fifth Coupon Payment Dates), as the closing price of the Fund was at or above the Coupon Barrier on these Observation Dates. As the Final Price was below the Trigger Price on the final Observation Date, you will receive a payment at maturity equal to the principal amount reduced by the actual Percentage Change (which will be negative by an amount equal to the decline in the price of the Fund).

The following chart summarizes the payments per $1,000 in principal amount of the notes:

Observation Date	The Closing Price of the Fund on the Applicable Observation Date	Contingent Coupon Payment	Payment at Maturity

1	48.00	$25.50	-
2	42.00	-	-
3	42.00	-	-
4	43.00	-	-
5	45.50	$25.50	-
6	43.00	-	-
7	38.00	-	-
8	34.00	-	$618.20
	TOTAL	$51.00	$618.20

Assuming an original investment of $1,000, you would have received a payment at maturity of $618.20, together with Contingent Coupons totaling $51.00 over the term of the notes, for a total payment of $669.20.

ADDITIONAL TERMS OF THE NOTES

You should read this pricing supplement together with the prospectus supplement dated June 22, 2011 and the prospectus dated June 22, 2011.  This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours or the agent. You should carefully consider, among other things, the matters set forth in “Additional Risk Factors Relating to the Notes” in this pricing supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus supplement dated June 22, 2011:
http://www.sec.gov/Archives/edgar/data/927971/000095012311060741/o71090b5e424b5.htm

•	Prospectus dated June 22, 2011:
http://www.sec.gov/Archives/edgar/data/927971/000095012311060730/o71090b2e424b2.htm

Our Central Index Key, or CIK, on the SEC website is 927971.  As used in this pricing supplement, the “Company,” “we,” “us” or “our” refers to Bank of Montreal.

RISK FACTORS

An investment in the notes is subject to the risks described below, as well as the risks described under “Risk Factors” in the accompanying prospectus and the accompanying prospectus supplement.  The notes are a riskier investment than ordinary debt securities.  You should carefully consider whether the notes are suited to your particular circumstances.

Your investment in the notes may result in a loss. The notes do not guarantee any return of principal. The return on the notes at maturity will depend on whether the Final Price is less than the Trigger Price. If the Final Price is less than the Trigger Price on the final Observation Date, you will lose 1% (or a fraction thereof) of the principal amount for every 1% (or a fraction thereof) decrease in the price of the Fund below the Initial Price. Accordingly, you may lose the entire principal amount of your notes.

You may not receive any Contingent Coupons with respect to your notes. We will not necessarily make periodic coupon payments on the notes. If the closing price of the Fund on an Observation Date is less than the Coupon Barrier, we will not pay you the Contingent Coupon applicable to that Observation Date. If the closing price of the Fund is less than the Coupon Barrier on each of the Observation Dates, we will not pay you any Contingent Coupons during the term of the notes, and you will not receive a positive return on the notes.  This non-payment of the Contingent Coupon on the final Observation Date will coincide with a greater risk of principal loss on the notes.  Accordingly, if we do not pay the Contingent Coupon on the maturity date, you will incur a loss of principal, because the Final Price will be less than the Trigger Price.

Your potential return on the notes is limited. The return on the notes is limited to the pre-specified Contingent Coupon rate, regardless of any increase in the price of the Fund.  As a result, the return on an investment in the notes could be less than the return on a direct investment in the Fund. In addition, the total return on the notes will vary based on the number of Observation Dates on which the Contingent Coupon is payable prior to maturity.

The potential contingent repayment of principal represented by the Trigger Price applies only at maturity. You should be willing to hold the notes until maturity to potentially benefit from the Trigger Price. If you are able to sell the notes in any secondary market prior to maturity, you may have to sell them for a loss relative to your principal amount, even if the price of the Fund is at or above the Trigger Price.

Your yield may be less than the yield on a conventional debt security of comparable maturity.  The yield that you receive on the notes may be less than the return you would earn if you purchased a conventional debt security with the same maturity date.  You may not receive Contingent Coupons on some or all of the Coupon Payment Dates, and the Payment at Maturity may be less than the principal amount of the notes.  As a result, your investment in the notes may not reflect the full opportunity cost to you when you consider factors such as inflation that affect the time value of money.

Payments on the notes are subject to our credit risk. Our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our ability to pay any Contingent Coupons and the payment at maturity when they become due, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

You must rely on your own evaluation of the merits of an investment linked to the Fund.  In the ordinary course of their businesses, our affiliates from time to time may express views on expected movements in the price of the Fund or the securities held by the Fund.  One or more of our affiliates have published, and in the future may publish, research reports that express views on the Fund or these securities.  However, these views are subject to change from time to time.  Moreover, other professionals who deal in the markets relating to the Fund at any time may have significantly different views from those of our affiliates.  You are encouraged to derive information concerning the Fund from multiple sources, and you should not rely on the views expressed by our affiliates.

Neither the offering of the notes nor any views which our affiliates from time to time may express in the ordinary course of their businesses constitutes a recommendation as to the merits of an investment in the notes.

The inclusion of the underwriting commission and hedging profits, if any, in the original public offering price of the notes and certain hedging costs are likely to adversely affect the price at which you can sell your notes.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which BMO Capital Markets Corp. (“BMOCM”) may be willing to purchase the notes in secondary market transactions (if BMOCM makes a market in the notes) may be lower than the initial public offering price.  The initial public offering price will include, and any price quoted to you is likely to exclude, the underwriting commission paid in connection with the initial distribution.  The initial public offering price may also include, and any price quoted to you would be likely to exclude, the hedging profits that we expect to earn with respect to hedging our exposure under the notes.  In addition, any such price is also likely to reflect a discount to account for costs associated with establishing or unwinding any related hedge transaction such as dealer discounts, mark-ups and other transaction costs.  In addition, any such prices may differ from values determined by pricing models used by BMOCM.

The notes may not have an active trading market.  Your notes will not be listed or displayed on any securities exchange or included in any interdealer market quotation system, and there may be little or no secondary market for your notes.  Even if a secondary market for your notes develops, it may not provide significant liquidity and we expect that transaction costs in any secondary market would be high.  As a result, the difference between bid and ask prices for your notes in any secondary market could be substantial.

The determination of the payments on the notes will not take into account all developments in the price of the Fund.  Changes in the price of the Fund during the periods between each Observation Date will not be reflected in the determination as to whether the Contingent Coupon is payable to you on any Coupon Payment Date, or the calculation of the amount payable, if any, at maturity of the notes. The calculation agent will determine whether the Contingent Coupon is payable to you on any Coupon Payment Date by observing only the closing price of the Fund on each applicable Observation Date. The calculation agent will calculate the Payment at Maturity by comparing only the closing price of the Fund on the final Observation Date relative to the Initial Price. No other prices will be taken into account. As a result, you may lose some or all of your principal amount even if the price of the Fund has risen at certain times during the term of the notes before falling to a price below the Trigger Price on the final Observation Date.

Owning the notes is not the same as owning the Fund or a security directly linked to the Fund. The return on your notes will not reflect the return you would realize if you actually owned shares of the Fund or a security directly linked to the performance of the Fund and held that investment for a similar period.  Your notes may trade quite differently from the Fund.  Changes in the price of the Fund may not result in comparable changes in the market value of your notes.  Even if the price of the Fund increases during the term of the notes, the market value of the notes prior to maturity may not increase to the same extent.  It is also possible for the market value of the notes to decrease while the price of the Fund increases. In addition, any dividends or other distributions paid on the Fund or any securities held by the Fund will not be reflected in the amount payable on the notes.

You will not have any ownership rights in the Fund or any securities held by the Fund and will have no right to receive any of those shares or other distributions. Investing in the notes will not make you a holder of any shares of the Fund, or any securities held by the Fund. Neither you nor any other holder or owner of the notes will have any voting rights, any right to receive dividends or other distributions, or any other rights with respect to the Fund or those securities.

If you attempt to sell the notes prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than the principal amount of the notes.  Unlike savings accounts, certificates of deposit, and other similar investment products, you have no right to have your notes redeemed prior to maturity.  If you wish to liquidate your investment in the notes prior to maturity, your only option would be to sell them.  At that time, there may be an illiquid market for your notes or no market at all.  Even if you were able to sell your notes, there are many factors outside of our control that may affect their market value, some of which, but not all, are stated below.  Some of these factors are interrelated in complex ways.  As a result, the effect of any one factor may be offset or magnified by the effect of another factor.  The following paragraphs describe the expected impact on the market value of the notes from a change in a specific factor, assuming all other conditions remain constant.

•
The price of the Fund is expected to affect the market value of the notes.  We expect that the market value of the notes will depend to a significant extent on the price of the Fund, and expectations of the future prices of the Fund.  In general, the value of the notes will decrease when the price of the Fund decreases.  However, even if the price of the Fund increases after the pricing date, if you are able to sell your notes before the maturity date, you may receive substantially less than the original public offering price.

•
Changes in dividend rates may affect the market value of the notes.  If the dividend yield on the securities held by the Fund decreases, the share price of the Fund may decrease, and the notes may decrease in value.

•
Changes in the levels of interest rates may affect the market value of the notes.  Changes in prevailing levels of market interest rates may have an adverse impact on the market value of the notes.  The level of interest rates in the United States may also affect the U.S. economy and, in turn, the price of the Fund.  Changes in prevailing interest rates may decrease the price of the Fund. This, in turn, may decrease the market value of the notes.

•
Time to maturity.  We anticipate that the notes may have a market value that may be different from what would be expected based on the price of the Fund.  This difference will reflect a time premium due to expectations concerning the price of the Fund before the maturity date.

In addition, the market value of the notes will be affected by various factors relating to the Fund.  See the section entitled “—Additional Risks Relating to the Fund.”

Our hedging activities may affect your return and the market value of the notes.  We or any of our affiliates may carry out hedging activities related to the notes, including purchasing or selling shares of the Fund or the securities included in the Fund, or futures or options relating to the Fund, or other derivative instruments with returns linked or related to changes in the performance of the Fund. We or our affiliates may also engage in trading of shares of the Fund or securities included in the Underlying Index from time to time. Any of these hedging or trading activities on or prior to the pricing date and during the term of the notes could adversely affect our payment to you at maturity.

Our business activities and the business activities of our affiliates may create conflicts of interest.  As noted above, we and our affiliates expect to engage in trading activities related to the Fund or its components that are not for the account of holders of the notes or on their behalf.  These trading activities may present a conflict between the holders’ interests in the notes and the interests we and our affiliates will have in their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for their customers and in accounts under their management.  These trading activities, if they influence the price of the Fund or its components, could be adverse to the interests of the holders of the notes.  We and one or more of our affiliates may, at present or in the future, engage in business with the issuers of the equity securities included in an Fund, including making loans to or providing advisory services to those companies.  These services could include investment banking and merger and acquisition advisory services.  These activities may present a conflict between our or one or more of our affiliates’ obligations and your interests as a holder of the notes.  Moreover, we and our affiliates may have published, and in the future expect to publish, research reports with respect to the Fund or its components.  This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the notes.  Any of these activities by us or one or more of our affiliates may affect the level of the Fund or its components and, therefore, the market value of the notes.

There may be potential conflicts of interest involving the calculation agent.  We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

The calculation agent can postpone the determination of the Final Price and whether a contingent coupon is payable if a market disruption event occurs. The determination of the Final Price and whether a contingent coupon is payable may be postponed if the calculation agent determines that a market disruption event has occurred or is continuing on any observation date or valuation date, as applicable, with respect to the Fund. If such a postponement occurs, the calculation agent will use the closing price of the Fund on the first subsequent business day on which no market disruption event occurs or is continuing. In no event, however, will an observation date or the valuation date be postponed by more than five trading days. As a result, if a market disruption event occurs or is continuing on an observation date or the valuation date, the coupon payment date or the maturity date for the notes, as applicable, could also be postponed, although not by more than five trading days.

If the determination of the price of the Fund for any observation date or the valuation date is postponed to the last possible day, but a market disruption event occurs or is continuing on that day, that day will nevertheless be the date on which the price of the Fund will be determined by the calculation agent. In such an event, the calculation agent will make a good faith estimate in its sole discretion of the price that would have prevailed in the absence of the market disruption event. See “Specific Terms of the Notes—Market Disruption Events.”

The historical performance of the Fund should not be taken as an indication of its future performance. The price of the Fund will determine the amount to be paid on the notes on the coupon payment dates and at maturity. The historical performance of the Fund does not necessarily give an indication of its future performance. As a result, it is impossible to predict whether the price of the Fund will rise or fall during the term of the notes. The price of the Fund will be influenced by complex and interrelated political, economic, financial and other factors.

Certain considerations for insurance companies and employee benefit plans.  Any insurance company or fiduciary of a pension plan or other employee benefit plan that is subject to the prohibited transaction rules of the employee retirement income security act of 1974, as amended, which we call “ERISA,” or the internal revenue code of 1986, as amended, including an IRA or Keogh plan (or a governmental plan to which similar prohibitions apply), and that is considering purchasing the notes with the assets of the insurance company or the assets of such plan, should consult with its counsel regarding whether the purchase or holding of the notes could become a “prohibited transaction” under ERISA, the internal revenue code or any substantially similar prohibition in light of the representations a purchase or holder in any of the above categories is deemed to make by purchasing and holding the notes.  This is discussed in more detail under “ERISA Considerations” below.

Significant aspects of the tax treatment of the notes are uncertain. The tax treatment of the notes is uncertain. We do not plan to request a ruling from the Internal Revenue Service or from any Canadian authorities regarding the tax treatment of the notes, and the Internal Revenue Service or a court may not agree with the tax treatment described in this pricing supplement. Although the U.S. federal income tax treatment of the Contingent Coupons is uncertain, we intend to take the position that such Contingent Coupons constitute taxable ordinary income to a United States holder at the time received or accrued in accordance with the holder’s regular method of accounting.

The Internal Revenue Service has issued a notice indicating that it and the Treasury Department are actively considering whether, among other issues, the holder of an instrument such as the notes should be required to accrue ordinary income on a current basis, and they are seeking comments on the subject. The outcome of this process is uncertain and could apply on a retroactive basis.

Please read carefully the sections entitled “Supplemental Tax Considerations” in this pricing supplement, the section “United States Federal Income Taxation” in the accompanying prospectus and the section entitled “Certain Income Tax Consequences” in the accompanying prospectus supplement. You should consult your tax advisor about your own tax situation.

A 30% U.S. federal withholding tax will be withheld on Contingent Coupons paid to non-United States holders. While the U.S. federal income tax treatment of the notes (including proper characterization of the Contingent Coupons for U.S. federal income tax purposes) is uncertain, U.S. federal income tax at a 30% rate (or at a lower rate under an applicable income tax treaty) will be withheld in respect of the Contingent Coupons paid to a non-United States holder unless such payments are effectively connected with the conduct by the non-United States holder of a trade or business in the U.S. (in which case, to avoid withholding, the non-United States holder will be required to provide a Form W-8ECI). We will not pay any additional amounts in respect of such withholding.

Please read carefully the sections entitled “Supplemental Tax Considerations” in this pricing supplement, the section “United States Federal Income Taxation” in the accompanying prospectus and the section entitled “Certain Income Tax Consequences” in the accompanying prospectus supplement. You should consult your tax advisor about your own tax situation.

Additional Risks Relating to the Fund

Changes that affect the NYSE Arca Gold Miners Index will affect the market value of the notes and the amount you will receive at maturity. The policies of NYSE Arca, the sponsor of NYSE Arca Gold Miners Index (the “Underlying Index”), concerning the calculation of the Underlying Index, additions, deletions or substitutions of the components of the Underlying Index and the manner in which changes affecting those components, such as stock dividends, reorganizations or mergers, may be reflected in the Underlying Index and, therefore, could affect the prices of the Fund, the amount payable on the notes at maturity, and the market value of the notes prior to maturity.  The amount payable on the notes and their market value could also be affected if NYSE Arca changes these policies, for example, by changing the manner in which it calculates the Underlying Index, or if NYSE Arca discontinues or suspends the calculation or publication of the Underlying Index.

We have no affiliation with NYSE Arca and will not be responsible for any actions taken by NYSE Arca.  NYSE Arca is not an affiliate of ours or will not be involved in any offerings of the notes in any way.  Consequently, we have no control over the actions of NYSE Arca, including any actions of the type that would require the calculation agent to adjust the payment to you at maturity. NYSE Arca has no obligation of any sort with respect to the notes.  Thus, NYSE Arca has no obligation to take your interests into consideration for any reason, including in taking any actions that might affect the value of the notes.  None of our proceeds from the issuance of the notes will be delivered to NYSE Arca.

Adjustments to the Fund could adversely affect the notes.  Market Vectors® ETF Trust (the “Trust”), as the sponsor of the Fund, is responsible for calculating and maintaining the Fund. The Trust can add, delete or substitute the stocks comprising the Fund or make other methodological changes that could change the share price of the Fund at any time.  If one or more of these events occurs, the calculation of the amount payable at maturity may be adjusted to reflect such event or events. Consequently, any of these actions could adversely affect the amount payable at maturity and/or the market value of the notes.

We and our affiliates do not have any affiliation with the investment advisor of the Fund and are not responsible for its public disclosure of information.  Van Eck Associates Corporation (“Van Eck”), as the investment advisor of the Fund, advises the Fund on various matters including matters relating to the policies, maintenance and calculation of the Fund. We and our affiliates are not affiliated with Van Eck in any way and have no ability to control or predict its actions, including any errors in or discontinuance of disclosure regarding their methods or policies relating to the Fund. Van Eck is not involved in the offering of the notes in any way and has no obligation to consider your interests as an owner of the notes in taking any actions relating to the Fund that might affect the value of the notes.  Neither we nor any of our affiliates assumes any responsibility for the adequacy or accuracy of the information about Van Eck or the Fund contained in any public disclosure of information.  You, as an investor in the notes, should make your own investigation into the Fund.

The correlation between the performance of the Fund and the performance of the Underlying Index may be imperfect. The performance of the Fund is linked principally to the performance of the Underlying Index. However, the return on the Fund may correlate imperfectly with the return on the Underlying Index.

The Fund is subject to management risks.  The Fund is subject to management risk, which is the risk that the investment advisor’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. For example, the investment advisor may invest a portion of the Fund’s assets in securities not included in the relevant industry or sector but which the investment advisor believes will help the Fund track the relevant industry or sector.

The Holdings of the Fund Are Concentrated in the Gold and Silver Mining Industries. All or substantially all of the equity securities held by the Fund are issued by gold or silver mining companies. An investment in the notes linked to the Fund will be concentrated in the gold and silver mining industries.  As a result of being linked to a single industry or sector, the notes may have increased volatility as the share price of the Fund may be more susceptible to adverse factors that affect that industry or sector. Competitive pressures may have a significant effect on the financial condition of companies in these industries.

In addition, these companies are highly dependent on the price of gold or silver, as applicable. These prices fluctuate widely and may be affected by numerous factors. Factors affecting gold prices include economic factors, including, among other things, the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates and gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events. Gold prices may also be affected by industry factors such as industrial and jewelry demand, lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold, levels of gold production and production costs, and short-term changes in supply and demand because of trading activities in the gold market. Factors affecting silver prices include general economic trends, technical developments, substitution issues and regulation, as well as specific factors including industrial and jewelry demand, expectations with respect to the rate of inflation, the relative strength of the U.S. dollar (the currency in which the price of silver is generally quoted) and other currencies, interest rates, central bank sales, forward sales by producers, global or regional political or economic events, and production costs and disruptions in major silver producing countries such as Mexico and Peru. The supply of silver consists of a combination of new mine production and existing stocks of bullion and fabricated silver held by governments, public and private financial institutions, industrial organizations and private individuals. In addition, the price of silver has on occasion been subject to very rapid short-term changes due to speculative activities. From time to time, above-ground inventories of silver may also influence the market.

Relationship to Gold and Silver Bullion.  The Fund invests in shares of gold and silver mining companies, but not in gold bullion or silver bullion. The Fund may under- or over-perform gold bullion and/or silver bullion over the term of the notes.

SPECIFIC TERMS OF THE NOTES

The notes are part of a series of medium-term notes entitled “Senior Medium-Term Notes, Series B” issued under the senior debt indenture, as amended and supplemented from time to time.  The senior debt indenture is described more fully in the accompanying prospectus supplement and prospectus.  The following description of the notes supplements the description of the general terms and provisions of the notes and debt securities set forth under the headings “Description of the Notes We May Offer” in the prospectus supplement and “Description of Debt Securities We May Offer” in the prospectus.  These documents should be read in connection with this pricing supplement.  Terms used but not defined in this pricing supplement have the meanings given them in the accompanying prospectus or accompanying prospectus supplement, unless the context requires otherwise.

In this section, references to “holders” mean those who own the notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the notes registered in street name or in the notes issued in book-entry form through The Depository Trust Company or another depositary.  Owners of beneficial interests in the notes should read the section entitled “Description of the Notes We May Offer—Legal Ownership” in the accompanying prospectus supplement and “Description of Debt Securities We May Offer—Legal Ownership and Book-Entry Issuance” in the accompanying prospectus.

Contingent Coupon

The notes will pay the Contingent Coupon during their term on each Coupon Payment Date if the closing price of the Fund is equal to or greater than the Coupon Barrier on the applicable Observation Date.  However, the Contingent Coupon payments on the notes are not guaranteed. If the closing price of the Fund is less than the Coupon Barrier on the applicable Observation Date, we will not pay you the applicable Contingent Coupon.

The Contingent Coupon, if payable, will be payable to holders of record on the third business day before each Coupon Payment Date; however, any final Contingent Coupon will be paid to the person entitled to receive the Payment at Maturity.

If any Coupon Payment Date occurs on a date that is not a business day, any applicable Contingent Coupon will be paid on the next following business day, and no interest will be required to be paid as a result of that postponement.

Maturity Date

On or about October 31, 2014, as determined on the pricing date. If the maturity date falls on a day that is not a business day, the Payment at Maturity will be made on the next following business day, and no additional interest will accrue as a result of that postponement.

The maturity date will be postponed by the same number of trading days as the valuation date if a market disruption event occurs or is continuing as described below.  However, if the maturity date is so postponed, no additional interest will accrue on the notes.

Payment at Maturity

We will pay you at maturity a cash payment per $1,000 in principal amount of the notes (the “Payment at Maturity”) based on the Final Price, determined on the final Observation Date, and calculated as follows:

•	If the Final Price is greater than or equal to the Trigger Price on the final Observation Date, the Payment at Maturity will be $1,000 plus the Contingent Coupon otherwise due as described above.

•
If the Final Price is less than the Trigger Price on the final Observation Date, the Payment at Maturity will be less than the principal amount, resulting in a loss that is proportionate to the decrease in the closing price of the Fund from the pricing date to the final Observation Date, calculated as follows:

$1,000 + ($1,000 x Percentage Change)

The Percentage Change will be calculated as follows (and expressed as a percentage):

Final Price – Initial Price
Initial Price

The repayment of your principal amount is not guaranteed. If the price of the Fund decreases, you may lose some or all of your investment. Specifically, if the Final Price is below the Trigger Price on the final Observation Date, you will lose 1% (or a fraction thereof) of your principal amount for each 1% (or a fraction thereof) decrease in the price of the Fund below the Initial Price. Accordingly, if the Final Price is below the Trigger Price on the final Observation Date, you may lose up to 100% of your principal amount.

Valuation Date

The valuation date will occur on or about October 28, 2014, as determined on the pricing date.  If the calculation agent determines that a market disruption event (as defined below) occurs or is continuing on the valuation date, the Final Price will be determined according to the calculation in “—Market Disruption Events” below.

Postponement of an Observation Date

If any Observation Date occurs on a date that is not a trading day (as defined below), or if a Market Disruption Event (as defined below) occurs on an Observation Date, that Observation Date will be postponed to the next trading day on which no Market Disruption Event occurs or is continuing.  However, in no event will any Observation Date be postponed by more than five scheduled trading days.  If an Observation Date is postponed to the last possible day, and a Market Disruption Event occurs on that day, the calculation agent will determine (or estimate, if not determinable) the price of the Fund on that day in any manner in which it determines to be commercially reasonable.

If any Observation Date is postponed in the manner contemplated by the preceding paragraph, the related Coupon Payment Date (or if applicable, the maturity date) will be postponed by the same number of business days.

Certain Definitions

A “business day” means a day of the week other than Saturday or Sunday that is neither a legal holiday nor a day on which banking institutions are authorized or obligated by law or executive order to close in New York City, Toronto or London.

A “trading day” means any day, as determined by the calculation agent, on which trading is generally conducted on the primary U.S. exchange for the Fund.

The “closing price” on any trading day will equal the official closing price of the shares of the Fund:
•	on the principal national securities exchange on which the Fund is listed for trading on that day; or

•	if the Fund is not quoted on any national securities exchange on that day, on any other market system or quotation system that is the primary market for the trading of the Fund.

If the shares of the Fund are not listed or traded as described above, then the closing price for the Fund on any trading day will be the average, as determined by the calculation agent, of the bid prices for the shares of the Fund obtained from as many dealers in the Fund selected by the calculation agent, in its sole discretion, as will make those bid prices available to the calculation agent. The number of dealers need not exceed three and may include the calculation agent or any of our other affiliates.

Market Disruption Events

If the calculation agent determines that, on the valuation date, a market disruption event has occurred or is continuing with respect to the Fund, the determination of the Final Price may be postponed. If such a postponement occurs, the calculation agent will use the closing price of the Fund on the first subsequent trading day on which no market disruption event occurs or is continuing. However, in no event will the determination of the Final Price be postponed by more than five scheduled trading days.

If the determination of the Final Price is postponed to the last possible day, but a market disruption event for the Fund occurs or is continuing on that day, that day will be the date on which the Final Price will be determined by the calculation agent. In such an event, the calculation agent will make a good faith estimate in its sole discretion of the Final Price that would have prevailed in the absence of the market disruption event.

Any of the following will be a market disruption event:

•
a suspension, absence or limitation of trading in (i) the Fund in its primary market, as determined by the calculation agent, or (ii) futures or options contracts relating to the Fund in the primary market for those contracts, as determined by the calculation agent;

•
any event that disrupts or impairs, as determined by the calculation agent, the ability of market participants to (i) effect transactions in, or obtain market values for, the Fund in its primary market, or (ii) effect transactions in, or obtain market values for, futures or options contracts relating the Fund in its primary market;

•
the closure on any day of the primary market for the Fund on a scheduled trading day prior to the scheduled weekday closing time of that market (without regard to after hours or any other trading outside of the regular trading session hours) unless such earlier closing time is announced by the primary market at least one hour prior to the earlier of (i) the actual closing time for the regular trading session on such primary market on such scheduled trading day for such primary market and (ii) the submission deadline for orders to be entered into the relevant exchange system for execution at the close of trading on such scheduled trading day for such primary market;

•
any scheduled trading day on which (i) the primary market for the Fund or (ii) the exchanges or quotation systems, if any, on which futures or options contracts on the Fund are traded, fails to open for trading during its regular trading session; or

•
any other event, if the calculation agent determines that the event interferes with our ability or the ability of any of our affiliates to unwind all or a portion of a hedge with respect to the notes that we or our affiliates have effected or may effect as described below under “Use of Proceeds and Hedging” in this pricing supplement.

Adjustments to the Fund

If the Fund (or a successor ETF (as defined below)) is de-listed from the relevant exchange, liquidated or otherwise terminated (such fund being referred to herein as a “discontinued ETF”), the calculation agent will substitute an exchange traded fund that the calculation agent determines, in its sole discretion, is comparable to the discontinued ETF (such fund being referred to herein as a “successor ETF”). If the Fund (or a successor ETF) is de-listed, liquidated or otherwise terminated and the calculation agent determines that no successor ETF is available, then the calculation agent will, in its sole discretion, calculate the closing price of the discontinued ETF by a computation methodology that the calculation agent determines will as closely as reasonably possible replicate the discontinued ETF.  If a successor ETF is so selected or the calculation agent so calculates the closing price, that successor ETF or computation methodology will be substituted for the discontinued ETF, for all purposes of the notes.

If the calculation agent determines that no successor ETF comparable to the Fund, or no appropriate computation methodology exists, then the calculation agent will deem the closing price of the discontinued ETF on the trading day immediately prior to its delisting, liquidation or other termination to be the closing price of the discontinued ETF on every remaining trading day to, and including, the valuation date.

The calculation agent also may determine that no adjustment is required under this subsection by the modification of the method of calculation.

The calculation agent will be solely responsible for the method of calculating the closing price of the Fund (or any successor ETF) and of any related determinations and calculations, and its related determinations and calculations will be conclusive in the absence of manifest error.

Anti-dilution Adjustments

The calculation agent will adjust the Initial Price, the Trigger Price and the Coupon Barrier (each, a “Relevant Price” and collectively, the “Relevant Prices”) if any of the dilution events described below occurs with respect to the Fund.

The calculation agent will adjust the Relevant Prices as described below, but only if an event under this section occurs with respect to the Fund and only if the relevant event occurs during the period described under the applicable subsection. The Relevant Prices will be subject to the adjustments described below, independently and separately, with respect to the dilution events that affect the Fund.

If more than one anti-dilution event requiring adjustment occurs with respect to the Relevant Prices, the calculation agent will adjust the Relevant Prices for each event, sequentially, in the order in which the events occur, and on a cumulative basis. Therefore, having adjusted the Relevant Prices for the first event, the calculation agent will adjust the Relevant Prices for the second event, applying the required adjustment to the Relevant Prices as already adjusted for the first event, and so on for each event.

If an event requiring an anti-dilution adjustment occurs, the calculation agent will make the adjustment in an attempt to offset, to the extent practical, any change in the economic position of the holder and us, relative to the notes that results solely from that event. The calculation agent may, in its sole discretion, modify the anti-dilution adjustments set forth in the section as necessary to ensure an equitable result.

Stock Splits and Stock Dividends

A stock split is an increase in the number of a corporation’s outstanding shares of stock without any change in its stockholders’ equity. When a corporation pays a stock dividend, it issues additional shares of its stock to all holders of its outstanding stock in proportion to the shares they own. Each outstanding share will be worth less as a result of a stock split or stock dividend.

If the Fund is subject to a stock split or receives a stock dividend, then the calculation agent will adjust the Relevant Prices by dividing the prior Relevant Prices before the stock split or stock dividend by an amount equal to: (1) the number of shares of the Fund outstanding immediately after the stock split or stock dividend becomes effective; divided by (2) the number of shares of the Fund outstanding immediately before the stock split or stock dividend becomes effective. The Relevant Prices will not be adjusted, however, unless:

•	in the case of a stock split, the first day on which the Fund trades without the right to receive the stock split occurs after the pricing date and on or before the valuation date; or

•	in the case of a stock dividend, the ex-dividend date occurs after the pricing date and on or before the valuation date.

The ex-dividend date for any dividend or other distribution with respect to the Fund is the first day on which the Fund trades without the right to receive that dividend or other distribution.

Reverse Stock Splits

A reverse stock split is a decrease in the number of a corporation’s outstanding shares of stock without any change in its stockholders’ equity. Each outstanding share will be worth more as a result of a reverse stock split.

If the Fund is subject to a reverse stock split, then the calculation agent will adjust the Relevant Prices by multiplying the prior Relevant Prices by a number equal to: (1) the number of shares of the Fund outstanding immediately before the reverse stock split becomes effective; divided by (2) the number of shares of the Fund outstanding immediately after the reverse stock split becomes effective. The Relevant Prices will not be adjusted, however, unless the reverse stock split becomes effective after the pricing date and on or before the valuation date.

Extraordinary Dividends

Any distribution or dividend on the Fund determined by the calculation agent to be a distribution or dividend that is not in the ordinary course of the Fund’s historical dividend practices will be deemed to be an extraordinary dividend. The calculation agent will determine if the dividend is an extraordinary dividend and, if so, the amount of the extraordinary dividend. Each outstanding share will be worth less as a result of an extraordinary dividend.

If any extraordinary dividend occurs with respect to the Fund, the calculation agent will adjust the Relevant Prices to equal the product of: (1) the prior Relevant Prices, times (2) a fraction, the numerator of which is the amount by which the closing price of the Fund on the trading day before the ex-dividend date exceeds the extraordinary dividend amount and the denominator of which is the closing price of the Fund on the trading day before the ex-dividend date. The Relevant Prices will not be adjusted, however, unless the ex-dividend date occurs after the pricing date and on or before the valuation date.

The extraordinary dividend amount with respect to an extraordinary dividend for the Fund equals:

•
for an extraordinary dividend that is paid in lieu of a regular quarterly dividend, the amount of the extraordinary dividend per share of the Fund minus the amount per share of the immediately preceding dividend, if any, that was not an extraordinary dividend for the Fund; or

•	for an extraordinary dividend that is not paid in lieu of a regular quarterly dividend, the amount per share of the extraordinary dividend.

To the extent an extraordinary dividend is not paid in cash, the value of the non-cash component will be determined by the calculation agent.  A distribution on the Fund that is a stock dividend, an issuance of transferable rights or warrants or a spin-off event and also an extraordinary dividend will result in an adjustment to the Relevant Prices only as described under “— Stock Splits and Stock Dividends” above, “— Transferable Rights and Warrants” below or “— Reorganization Events” below, as the case may be, and not as described here.

Transferable Rights and Warrants

If the Fund issues transferable rights or warrants to all holders of the Fund to subscribe for or purchase the Fund at an exercise price per share that is less than the closing price of the Fund on the trading day before the ex-dividend date for the issuance, then the applicable Relevant Prices will be adjusted by multiplying the prior Relevant Prices by the following fraction:

•
the numerator will be the number of shares of the Fund outstanding at the close of business on the day before that ex-dividend date plus the number of additional shares of the Fund that the aggregate offering price of the total number of shares of the Fund so offered for subscription or purchase pursuant to the transferable rights or warrants could purchase at the closing price on the trading day before the ex-dividend date, with that number of additional shares being determined by multiplying the total number of shares so offered by the exercise price of those transferable rights or warrants and dividing the resulting product by the closing price on the trading day before that ex-dividend date.

•
the denominator will be the number of shares of the Fund outstanding at the close of business on the day before that ex-dividend date plus the number of additional shares of the Fund offered for subscription or purchase under those transferable rights or warrants.

The Relevant Prices will not be adjusted, however, unless the ex-dividend date described above occurs after the pricing date and on or before the valuation date.

Reorganization Events

If the Fund undergoes a reorganization event in which property other than shares of the Fund—e.g., cash and securities of another issuer—is distributed in respect of the Fund, then, for purposes of calculating the price of the Fund, the calculation agent will determine the closing price of the Fund on each observation date and the valuation date, as applicable, to equal the value of the cash, securities and other property distributed in respect of one share of the Fund, as the Fund existed before the date of reorganization.

If the calculation agent determines that, by valuing such cash, securities and other property, a commercially reasonable result is not achieved, then the calculation agent will, in its sole discretion, substitute another exchange traded fund for the Fund.

Each of the following is a reorganization event with respect to the Fund:

•	the Fund is reclassified or changed;

•
the Fund has been subject to a merger, consolidation or other combination and either is not the surviving entity or is the surviving entity but all the outstanding stock is exchanged for or converted into other property;

•	a statutory share exchange involving the outstanding stock and the securities of another entity occurs, other than as part of an event described in the two bullet points above;

•	the Fund sells or otherwise transfers its property and assets as an entirety or substantially as an entirety to another entity;

•	the Fund effects a spin-off—that is, issues to all holders of the Fund equity securities of another issuer, other than as part of an event described in the four bullet points above;

•	the Fund is liquidated, dissolved or wound up or is subject to a proceeding under any applicable bankruptcy, insolvency or other similar law; or

•	another entity completes a tender or exchange offer for all of the outstanding stock of the Fund.

Valuation of Distribution Property

If a reorganization event occurs with respect to the Fund, and the calculation agent does not substitute another security for the Fund as described in “— Substitution” below, then the calculation agent will determine the applicable closing price on each observation date and the valuation date, as applicable, so as to equal the value of the property — whether it be cash, securities or other property — distributed in the reorganization event in respect of one share of the Fund, as the Fund existed before the date of the reorganization. We refer to the property distributed in a reorganization event as distribution property, a term we describe in more detail below. The calculation agent will not make any determination for a reorganization event, however, unless the event becomes effective (or, if the event is a spin-off, unless the ex-dividend date for the spin-off occurs) after the pricing date and on or before the valuation date.

For the purpose of making a determination required by a reorganization event, the calculation agent will determine the value of each type of distribution property, in its sole discretion. For any distribution property consisting of a security, the calculation agent will use the closing price for the security on the relevant date. The calculation agent may value other types of property in any manner it determines, in its sole discretion, to be appropriate. If a holder of the Fund may elect to receive different types or combinations of types of distribution property in the reorganization event, the distribution property will consist of the types and amounts of each type distributed to a holder that makes no election, as determined by the calculation agent in its sole discretion.

If a reorganization event occurs and the calculation agent adjusts the closing price of the Fund on an observation date or the valuation date to equal the value of the distribution property distributed in the event, as described above, the calculation agent will make further determinations for later events that affect the distribution property considered in determining the closing price. The calculation agent will do so to the same extent that it would make determinations if shares of the Fund were outstanding and were affected by the same kinds of events.

For example, if the Fund merges into another company and each share of the Fund is converted into the right to receive two common shares of the surviving company and a specified amount of cash, then on an observation date valuation date the closing price of a share of the Fund will be determined to equal the value of the two common shares of the surviving company plus the specified amount of cash. The calculation agent will further determine the common share component of such closing price to reflect any later stock split or other event, including any later reorganization event, that affects the common shares of the surviving company, to the extent described in “— Anti-Dilution Adjustments” or as described above in this “— Reorganization Events” section as if the common shares were shares of the Fund. In that event, the cash component will not be redetermined but will continue to be a component of the closing price.

When we refer to “distribution property”, we mean the cash, securities and other property distributed in a reorganization event in respect of the Fund. If an adjustment resulting from a prior reorganization had occurred, the “distribution property” will mean the cash, securities and other property distributed in respect of any securities whose value determines the closing price of the Fund. In the case of a spin-off, the distribution property also includes shares of the Fund in respect of which the distribution is made.

If a reorganization event occurs, the distribution property distributed in the event will be substituted for the Fund as described above. Consequently, in this pricing supplement, when we refer to the Fund, we mean any distribution property that is distributed in a reorganization event in respect of the Fund.

Substitution

If the calculation agent determines that a commercially reasonable result is not achieved by valuing distribution property with respect to the Fund upon becoming subject to a reorganization event, then the calculation agent will, in its sole discretion, substitute another security for the Fund. In such case, the adjustments described above in “— Valuation of Distribution Property” will not apply.

If the calculation agent so determines, it may choose, in its sole discretion, the security of a different exchange traded fund listed on a national securities exchange or quotation system as a substitute for the Fund. For all purposes, the substitute security will be deemed to be a share of the Fund for purposes of the notes.

The calculation agent will determine, in its sole discretion, the Relevant Prices and/or the manner of valuation of the substitute security. The calculation agent will have the right to make such adjustments to the calculation of the closing price and the payments on the notes as it determines in its sole discretion are necessary to preserve as nearly as possible our and your relative economic position prior to the reorganization event.

Role of the Calculation Agent

The calculation agent in its sole discretion will make all determinations regarding the price of the Fund, whether each Contingent Coupon is payable, the Payment at Maturity, Market Disruption Events, adjustments to the price of the Fund, trading days, and business days.  Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent.

We have initially appointed our subsidiary, BMOCM, as the calculation agent, but we may change the calculation agent at any time without notifying you.

Same-Day Settlement and Payment

The notes will be delivered in book-entry form only through DTC against payment by purchasers of the notes in immediately available funds.  We will make payments of the principal amount and each Coupon Payment in immediately available funds so long as the notes are maintained in book-entry form.

Events of Default and Rights of Acceleration

If an event of default (as defined in the senior debt indenture) occurs and is continuing, holders of the notes may accelerate the maturity of the notes, as described under “Description of Debt Securities We May Offer—Modification and Waiver of the Debt Securities— Events of Default” in the accompanying prospectus.  Upon an event of default, you will be entitled to receive the Payment at Maturity, calculated as if the date of acceleration was the final Observation Date.  You will also receive a final Contingent Coupon if the closing price of the Fund exceeds the Coupon Barrier on that date.  In case of an event of default, the notes will not bear a default interest rate.

Listing

The notes will not be listed on any securities exchange.

The Fund

All information contained herein regarding the Fund is derived from publicly available sources, and we have not independently verified this information.  We are not affiliated with the Fund, and the Fund will not have any obligations with respect to the notes.  Neither we nor BMOCM participated in the preparation of the publicly available information described below.

Companies with securities registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) are required to periodically file certain financial and other information specified by the SEC. Information provided to or filed with the SEC by the Fund under the Exchange Act can be accessed through www.sec.gov. We have not independently verified that these publicly available documents are accurate or complete.  See the section “Where You Can Find More Information” in the prospectus for additional information.

Information provided to or filed with the SEC by the Fund under the Securities Act of 1933, as amended, and the Investment Company Act can be located by reference to SEC file numbers 333-123257 and 811-10325, respectively, through the SEC’s website at http://www.sec.gov. Additional information about Van Eck and the Fund may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the Van Eck website at http://www.vaneck.com. The information below was compiled from the Van Eck website. Information contained in the Van Eck website is not incorporated by reference in, and should not be considered a part of, this pricing supplement.

The Fund is an investment portfolio maintained and managed by the Trust and advised by Van Eck. The Trust is a registered open-end investment company that consists of numerous separate investment portfolios, including the Fund. The Fund is an exchange traded fund that trades on NYSE Arca under the ticker symbol “GDX.”

The Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the Underlying Index. The Underlying Index was developed by the NYSE Amex and is calculated, maintained and published by NYSE Arca. The Underlying Index is a modified market capitalization-weighted index comprised of publicly traded companies involved primarily in mining for gold or silver. The Underlying Index includes common stocks and ADRs of selected companies that are involved primarily in mining for gold or silver and that are listed for trading on the NYSE, NYSE Arca, or the NASDAQ Stock Market. Only companies with market capitalizations greater than $100 million that have an average daily volume of at least 50,000 shares over the past six months are eligible for inclusion in the Underlying Index.

The Underlying Index’s benchmark value was 500.0 at the close of trading on December 20, 2002. As of August 31, 2012, there were 31 gold and silver mining companies included in the Fund.

The Fund utilizes a “passive” or “indexing” investment approach in attempting to track the performance of the Underlying Index. The Fund will invest in all of the securities which comprise the Underlying Index. The Fund will normally invest at least 95% of its total assets in common stocks that comprise the Underlying Index.

Disclaimer

The notes are not sponsored, endorsed, sold or promoted by Van Eck. Van Eck makes no representations or warranties to the owners of the notes or any member of the public regarding the advisability of investing in the notes. Van Eck has no obligation or liability in connection with the operation, marketing, trading or sale of the notes.

The Underlying Index

We have derived all information contained in this pricing supplement regarding the NYSE Arca Gold Miners Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information and information supplied by NYSE Arca. Such information reflects the policies of, and is subject to change by, NYSE Arca. We make no representation or warranty as to the accuracy or completeness of such information. The Underlying Index was developed by the NYSE Amex (formerly the American Stock Exchange) and is calculated, maintained and published by the NYSE Arca. The NYSE Arca has no obligation to continue to publish, and may discontinue the publication of, the Underlying Index. The Underlying Index is reported by Bloomberg L.P. under the ticker symbol “GDM.”

Eligibility Criteria for Index Components. The Underlying Index includes common stocks and ADRs of selected companies that are involved in mining for gold and silver and that are listed for trading on the New York Stock Exchange, the NYSE Amex Stock Exchange or the NASDAQ Global Market. Only companies with a market capitalization of greater than $100 million that have an average daily trading volume of at least 50,000 shares or ADRs over the past six months are eligible for inclusion in the Underlying Index. NYSE Arca has the discretion to not include all companies that meet the minimum criteria for inclusion.

Calculation of the Underlying Index. The Underlying Index is calculated by NYSE Arca on a price return basis. The calculation is based on the current modified market capitalization divided by a divisor. The divisor was determined on the initial capitalization base of the Underlying Index and the base level and may be adjusted as a result of corporate actions and composition changes, as described below.

Index Maintenance.  The Underlying Index is reviewed quarterly to ensure that at least 90% of the index weight is accounted for by index components that continue to meet the initial eligibility requirements. NYSE Arca may at any time and from time to time change the number of securities comprising the group by adding or deleting one or more securities, or replacing one or more securities contained in the group with one or more substitute securities of its choice, if in NYSE Arca’s discretion such addition, deletion or substitution is necessary or appropriate to maintain the quality and/or character of the Underlying Index. Components will be removed from the Underlying Index during the quarterly review if the market capitalization falls below $50 million or the traded average daily shares for the previous six months is lower than 25,000 shares.

At the time of the quarterly rebalance, the component security weights will be modified to conform to the following asset diversification requirements:

(1)	the weight of any single component security may not account for more than 20% of the total value of the Underlying Index;

(2)
the component securities are split into two subgroups–large and small, which are ranked by market capitalization weight in the Underlying Index. Large securities are defined as having a starting index weight greater than or equal to 5%. Small securities are defined as having a starting index weight below 5%; and

(3)	the aggregate weight of those component securities which individually represent more than 4.5% of the total value of the Underlying Index may not account for more than 50% of the total index value.

The weights of the components securities (taking into account expected component changes and share adjustments) are modified in accordance with the Underlying Index’s diversification rules.

Changes to the index composition and/or the component security weights in the Underlying Index are determined and announced prior to taking effect, which typically occurs after the close of trading on the third Friday of each calendar quarter month in connection with the quarterly index rebalance. The share weight of each component security in the index portfolio remains fixed between quarterly reviews except in the event of certain types of corporate actions such as stock splits, reverse stock splits, stock dividends, or similar events. The share weights used in the index calculation are not typically adjusted for shares issued or repurchased between quarterly reviews. However, in the event of a merger between two components, the share weight of the surviving entity may be adjusted to account for any stock issued in the acquisition.  NYSE Arca may substitute securities or change the number of securities included in the Underlying Index, based on changing conditions in the industry or in the event of certain types of corporate actions, including mergers, acquisitions, spin-offs, and reorganizations. In the event of component or share weight changes to the index portfolio, the payment of dividends other than ordinary cash dividends, spin-offs, rights offerings, re-capitalization, or other corporate actions affecting a component security of the Underlying Index, the index divisor may be adjusted to ensure that there are no changes to the index level as a result of nonmarket forces.

Historical Information of the Fund

The following table sets forth the high and low closing prices of the Fund from the first quarter of 2009 through September 28, 2012.

		High ($)	Low ($)

2009	First Quarter	38.57	28.20
	Second Quarter	44.55	30.97
	Third Quarter	48.00	35.14
	Fourth Quarter	54.78	41.87

2010	First Quarter	50.17	40.24
	Second Quarter	54.06	46.40
	Third Quarter	56.66	47.09
	Fourth Quarter	63.80	54.28

2011	First Quarter	60.80	53.12
	Second Quarter	63.95	51.78
	Third Quarter	66.63	53.74
	Fourth Quarter	63.30	50.06

2012	First Quarter	57.47	48.75
	Second Quarter	50.37	39.34
	Third Quarter (through September 28, 2012)	54.81	40.70

USE OF PROCEEDS AND HEDGING

We will use the net proceeds we receive from the sale of the notes for the purposes described in the accompanying prospectus under “Use of Proceeds.”  In addition, we expect that we or our affiliates will use a portion of the net proceeds to hedge our obligations under the notes as described below.

We or our affiliates expect to enter into hedging transactions involving, among other transactions, purchases or sales of the shares of the Fund or its component securities, or listed or over-the-counter options, futures and other instruments linked to the Fund or its components. In addition, from time to time after we issue the notes, we or our affiliates expect to enter into additional hedging transactions and to unwind those we have entered into, in connection with the notes and perhaps in connection with other notes we issue, some of which may have returns linked to the Fund.  Consequently, with regard to your notes, from time to time we or our affiliates expect to acquire or dispose of shares of the Fund or its component securities, or positions in listed or over-the-counter options, futures or other instruments linked to the Fund or its components.

We or our affiliates may also acquire a long or short position in securities similar to your notes from time to time and may, in our or their sole discretion, hold or resell those securities.

 In the future, we and/or our affiliates expect to close out hedge positions relating to the notes and perhaps relating to other notes with returns linked to Fund.

The hedging activity discussed above may adversely affect the market value of your notes from time to time and the amount we will pay on your notes on any interest payment date.  See “Risk Factors—Our hedging activities may affect your return and the market value of the notes” above for a discussion of these adverse effects.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

BMOCM will purchase the notes from us at a purchase price reflecting the commission set forth on the cover page of this pricing supplement.  BMOCM has informed us that, as part of its distribution of the notes, it will reoffer the notes to other dealers who will sell them.  Each such dealer, or further engaged by a dealer to whom BMOCM reoffers the notes, will purchase the notes at an agreed discount to the initial offering price.

We own, directly or indirectly, all of the outstanding equity securities of BMOCM, the selling agent for this offering.  In accordance with FINRA Rule 5121, BMOCM may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.  The selling agent is a party to the distribution agreement described in the “Supplemental Plan of Distribution (Conflicts of Interest)” beginning on page S-31 of the accompanying prospectus supplement.

We reserve the right to withdraw, cancel or modify the offering of any of the notes and to reject orders in whole or in part.  You may cancel any order for the notes prior to its acceptance.

The selling agent is not acting as your fiduciary or advisor, and you should not rely upon any communication from the selling agent in connection with the notes as investment advice or a recommendation to purchase notes.  You should make your own investment decision regarding the notes after consulting with your legal, tax and other advisors.

SUPPLEMENTAL TAX CONSIDERATIONS

Supplemental Canadian Tax Considerations

For a summary of Canadian tax considerations relevant to an investment in the notes, please see the sections entitled “Canadian Taxation” in the accompanying prospectus and the section entitled “Certain Income Tax Consequences—Certain Canadian Income Tax Considerations” in the accompanying prospectus supplement.

With respect to any interest payable on the notes, such interest should not be subject to Canadian Non-Resident withholding tax.

Supplemental U.S. Federal Income Tax Considerations

The following is a general description of the material U.S. tax considerations relating to the notes. It does not purport to be a complete analysis of all tax considerations relating to the notes. Prospective purchasers of the notes should consult their tax advisors as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of Canada and the U.S. of acquiring, holding and disposing of the notes and receiving payments under the notes. This summary is based upon the law as in effect on the date of this pricing supplement and is subject to any change in law that may take effect after such date.

The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus and prospectus supplement with respect to United States holders (as defined in the accompanying prospectus). Except as otherwise noted under “Non-United States Holders” and “Foreign Account Tax Compliance Act” below, it applies only to those United States holders who are not excluded from the discussion of U.S. federal income taxation in the accompanying prospectus. In addition, the discussion below assumes that an investor in the notes will be subject to a significant risk that it will lose a significant amount of its investment in the notes.

You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

NO STATUTORY, JUDICIAL OR ADMINISTRATIVE AUTHORITY DIRECTLY DISCUSSES HOW THE NOTES SHOULD BE TREATED FOR U.S. FEDERAL INCOME TAX PURPOSES. AS A RESULT, THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCERTAIN. BECAUSE OF THE UNCERTAINTY, YOU SHOULD CONSULT YOUR TAX ADVISOR IN DETERMINING THE U.S. FEDERAL INCOME TAX AND OTHER TAX CONSEQUENCES OF YOUR INVESTMENT IN THE NOTES, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

We will not attempt to ascertain whether the Fund or any of the entities whose stock is owned by the Fund would be treated as a “passive foreign investment company” within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), or a “U.S. real property holding corporation” within the meaning of Section 897 of the Code. If the Fund or any of the entities whose stock is owned by the Fund were so treated, certain adverse U.S. federal income tax consequences could possibly apply. You should refer to any available information filed with the SEC by the Fund or any of the entities whose stock is owned by the Fund and consult your tax advisor regarding the possible consequences to you in this regard.

In the opinion of our counsel, Morrison & Foerster LLP, it would generally be reasonable to treat a note with terms described in this pricing supplement as a pre-paid cash-settled contingent income-bearing derivative contract linked to the Fund for U.S. federal income tax purposes, and the terms of the notes require a holder and us (in the absence of a change in law or an administrative or judicial ruling to the contrary) to treat the notes for all tax purposes in accordance with such characterization. Although the U.S. federal income tax treatment of the Contingent Coupon is uncertain, we intend to take the position, and the following discussion assumes, that such Contingent Coupon (including any Contingent Coupon paid on or with respect to the maturity date) constitutes taxable ordinary income to a United States holder at the time received or accrued in accordance with the holder’s regular method of accounting. If the notes are so treated, a United States holder should generally recognize capital gain or loss upon the sale or maturity of the notes in an amount equal to the difference between the amount a holder receives at such time (other than amounts properly attributable to any Contingent Coupon, which would be taxed, as described above, as ordinary income) and the holder’s tax basis in the notes.  In general, a United States holder’s tax basis in the notes will be equal to the price the holder paid for the notes.  Capital gain recognized by an individual United States holder is generally taxed at preferential rates where the property is held for more than one year and is generally taxed at ordinary income rates where the property is held for one year or less.  The deductibility of capital losses is subject to limitations.

Alternative Treatments.  Alternative tax treatments of the notes are also possible and the Internal Revenue Service might assert that a treatment other than that described above is more appropriate. For example, it would also be possible to treat the notes, and the Internal Revenue Service might assert that the notes should be treated, as a single debt instrument. As the notes have a term that exceeds one year, such a debt instrument would be subject to the special tax rules governing contingent payment debt instruments.  If the notes are so treated, a holder would generally be required to accrue interest currently over the term of the notes irrespective of the Contingent Coupons, if any, paid on the notes.  In addition, any gain a holder might recognize upon the sale or maturity of the notes would be ordinary income and any loss recognized by a holder at such time would be ordinary loss to the extent of interest that same holder included in income in the current or previous taxable years in respect of the notes, and thereafter, would be capital loss.

Because of the absence of authority regarding the appropriate tax characterization of the notes, it is also possible that the Internal Revenue Service could seek to characterize the notes in a manner that results in other tax consequences that are different from those described above.  For example, the Internal Revenue Service could possibly assert that any gain or loss that a holder may recognize upon the sale or maturity of the notes should be treated as ordinary gain or loss.

 The Internal Revenue Service has released a notice that may affect the taxation of holders of the notes.  According to the notice, the Internal Revenue Service and the Treasury Department are actively considering whether the holder of an instrument such as the notes should be required to accrue ordinary income on a current basis irrespective of any Contingent Coupons, and they are seeking comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any.  It is possible, however, that under such guidance, holders of the notes will ultimately be required to accrue income currently irrespective of any Contingent Coupons and this could be applied on a retroactive basis.  The Internal Revenue Service and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital and whether the special “constructive ownership rules” of Section 1260 of the Code might be applied to such instruments.  Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations.  We intend to treat the notes for U.S. federal income tax purposes in accordance with the treatment described in this pricing supplement unless and until such time as the Treasury and Internal Revenue Service determine that some other treatment is more appropriate.

Backup Withholding and Information Reporting.  Please see the discussion under “United States Federal Income Taxation—Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on your notes.

Non-United States Holders.  The following discussion applies to non-United States holders of the notes. A non-United States holder is a beneficial owner of a note that, for U.S. federal income tax purposes, is a non-resident alien individual, a foreign corporation, or a foreign estate or trust.

While the U.S. federal income tax treatment of the notes (including proper characterization of the Contingent Coupons for U.S. federal income tax purposes) is uncertain, U.S. federal income tax at a 30% rate (or at a lower rate under an applicable income tax treaty) will be withheld in respect of the Contingent Coupons paid to a non-United States holder unless such payments are effectively connected with the conduct by the non-United States holder of a trade or business in the U.S. (in which case, to avoid withholding, the non-United States holder will be required to provide a Form W-8ECI). We will not pay any additional amounts in respect of such withholding. To claim benefits under an income tax treaty, a non-United States holder must obtain a taxpayer identification number and certify as to its eligibility under the appropriate treaty’s limitations on benefits article, if applicable (which certification may generally be made on a Form W-8BEN, or a substitute or successor form).  In addition, special rules may apply to claims for treaty benefits made by corporate non-United States holders.  A non-United States holder that is eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.  The availability of a lower rate of withholding or an exemption from withholding under an applicable income tax treaty will depend on the proper characterization of the coupons under U.S. federal income tax laws and whether such treaty rate or exemption applies to such payments.  No assurance can be provided on the proper characterization of the Contingent Coupons for U.S. federal income tax purposes and, accordingly, no assurance can be provided on the availability of benefits under any income tax treaty.  Non-United States holders must consult their tax advisors in this regard.

A non-United States holder will generally not be subject to U.S. federal income or withholding tax on any gain (not including for the avoidance of doubt any amounts properly attributable to any Contingent Coupon which would be subject to the rules discussed in the previous paragraph) upon the sale or maturity of the notes, provided that (i) the holder complies with any applicable certification requirements (which certification may generally be made on a Form W-8BEN, or a substitute or successor form), (ii) the payment is not effectively connected with the conduct by the holder of a U.S. trade or business, and (iii) if the holder is a non-resident alien individual, such holder is not present in the U.S. for 183 days or more during the taxable year of the sale or maturity of the notes.  In the case of (ii) above, the holder generally would be subject to U.S. federal income tax with respect to any income or gain in the same manner as if the holder were a United States holder and, in the case of a holder that is a corporation, the holder may also be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable U.S. income tax treaty) of a portion of its earnings and profits for the taxable year that are effectively connected with its conduct of a trade or business in the U.S., subject to certain adjustments. Payments made to a non-United States holder may be subject to information reporting and to backup withholding unless the holder complies with applicable certification and identification requirements as to its foreign status.

A “dividend equivalent” payment is treated as a dividend from sources within the U.S. and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-United States holder.  Under recently proposed Treasury Department regulations, certain payments that are contingent upon or determined by reference to U.S. source dividends, including payments reflecting adjustments for extraordinary dividends, with respect to equity-linked instruments, including the notes, may be treated as dividend equivalents.  If enacted in their current form, the regulations will impose a withholding tax on payments made on the notes on or after January 1, 2014 that are treated as dividend equivalents.  In that case, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.  Further, non-United States holders may be required to provide certifications prior to, or upon the sale, redemption or maturity of the notes in order to minimize or avoid U.S. withholding taxes.

As discussed above, alternative characterizations of the notes for U.S. federal income tax purposes are possible.  Should an alternative characterization, by reason of change or clarification of the law, by regulation or otherwise, cause payments as to the notes to become subject to withholding tax in addition to the withholding tax described above, we will withhold tax at the applicable statutory rate. The Internal Revenue Service has also indicated that it is considering whether income in respect of instruments such as the notes should be subject to withholding tax. Prospective investors should consult their own tax advisors in this regard.

Foreign Account Tax Compliance Act. The Foreign Account Tax Compliance Act was enacted on March 18, 2010 and will impose a 30% U.S. withholding tax on certain U.S. source payments, including interest (and OID), dividends, other fixed or determinable annual or periodical gain, profits, and income, and on the gross proceeds from a disposition of property of a type which can produce U.S. source interest or dividends (“Withholdable Payments”), if paid to a foreign financial institution (including amounts paid to a foreign financial institution on behalf of a holder), unless such institution enters into an agreement with the Treasury Department to collect and provide to the Treasury Department substantial information regarding U.S. account holders, including certain account holders that are foreign entities with U.S. owners, with such institution. The legislation also generally imposes a withholding tax of 30% on Withholdable Payments made to a non-financial foreign entity unless such entity provides the withholding agent with a certification that it does not have any substantial U.S. owners or a certification identifying the direct and indirect substantial U.S. owners of the entity.

These withholding and reporting requirements will generally apply to payments made after December 31, 2013. However, if proposed Treasury Department regulations are finalized in their current form, this withholding tax will not be imposed on payments pursuant to obligations outstanding on January 1, 2013. Holders are urged to consult with their own tax advisors regarding the possible implications of this recently enacted legislation on their investment in the notes.

ERISA CONSIDERATIONS

A fiduciary of a pension, profit-sharing or other employee benefit plan subject to the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (each, a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the notes. Among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan, and whether the investment would involve a prohibited transaction under ERISA or the Code.

Section 406 of ERISA and Section 4975 of the Code prohibit Plans, as well as individual retirement accounts, Keogh plans any other plans that are subject to Section 4975 of the Code (also “Plans”), from engaging in certain transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Code with respect to the Plan. A violation of these prohibited transaction rules may result in excise tax or other liabilities under ERISA or the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and non-U.S. plans (as described in Section 4(b)(4) of ERISA) (“Non-ERISA Arrangements”) are not subject to the requirements of Section 406 of ERISA or Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local, non-U.S. or other laws (“Similar Laws”).

The acquisition of notes by a Plan or any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) with respect to which we or certain of our affiliates is or becomes a party in interest or disqualified person may result in a prohibited transaction under ERISA or Section 4975 of the Code, unless the notes are acquired pursuant to an applicable exemption. The U.S. Department of Labor has issued five prohibited transaction class exemptions, or “PTCEs”, that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of notes. These exemptions are PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers), PTCE 90-1 (for certain transactions involving insurance company pooled separate accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 95-60 (for transactions involving certain insurance company general accounts), and PTCE 96-23 (for transactions managed by in-house asset managers). In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code provide an exemption for the purchase and sale of securities offered hereby, provided that neither the issuer of securities offered hereby nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any Plan involved in the transaction, and provided further that the Plan pays no more and receives no less than “adequate consideration” in connection with the transaction (the “Service Provider exemption”).

Any Plan fiduciary relying on the Service Provider Exemption and purchasing the notes on behalf of a Plan must initially make a determination that (x) the Plan is paying no more than, and is receiving no less than, “adequate consideration” in connection with the transaction and (y) neither we nor any of our affiliates directly or indirectly exercises any discretionary authority or control or renders investment advice with respect to the assets of the Plan which such fiduciary is using to purchase, both of which are necessary preconditions to reliance on the Service Provider Exemption.  If we or any of our affiliates provides fiduciary investment management services with respect to a Plan’s acquisition of the notes, the Service Provider Exemption may not be available, and in that case, other exemptive relief would be required as precondition for purchasing the notes.  Any Plan fiduciary considering reliance on the Service Provider Exemption is encouraged to consult with counsel regarding the availability of the exemption.  There can be no assurance that any of the foregoing exemptions will be available with respect to any particular transaction involving the notes, or that, if an exemption is available, it will cover all aspects of any particular transaction.

Because we or our affiliates may be considered to be a party in interest with respect to many Plans, the notes may not be purchased, held or disposed of by any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCE 96-23, 95-60, 91-38, 90-1, or 84-14 or the Service Provider Exemption, or such purchase, holding or disposition is not otherwise prohibited.  Except as otherwise set forth in any applicable pricing supplement, by its purchase of any notes, each purchaser (whether in the case of the initial purchase or in the case of a subsequent transferee) will be deemed to have represented and agreed by its purchase and holding of the notes offered hereby that either (i) it is not and for so long as it holds a note, it will not be a Plan, a Plan Asset Entity, or a Non-ERISA Arrangement, or (ii) its purchase and holding of the notes will not constitute or result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or, in the case of such a Non-ERISA Arrangement, under any Similar Laws.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing notes on behalf of or with the assets of any Plan, a Plan Asset Entity or Non-ERISA Arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above, the Service Provider Exemption or the potential consequences of any purchase or holding under Similar Laws, as applicable. Purchasers of notes have exclusive responsibility for ensuring that their purchase and holding of notes do not violate the fiduciary or prohibited transaction rules of ERISA or the Code or any similar provisions of Similar Laws. The sale of any notes to a Plan, Plan Asset Entity or Non-ERISA Arrangement is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by any such Plans, Plan Asset Entities or Non-ERISA Arrangements generally or any particular Plan, Plan Asset Entity or Non-ERISA Arrangement or that such investment is appropriate for such Plans, Plan Asset Entities or Non-ERISA Arrangements generally or any particular Plan, Plan Asset Entity or Non-ERISA Arrangement.